UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Japan International Cooperation Agency	0001679198
Exact name of registrant as specified in charter	Registrant CIK Number

Annual Report on Form 18-K	
for the Fiscal Year Ended March 31, 2018	333-213968
Electronic report, schedule or registration statement	SEC file number, if available
of which the documents are a part (give period of report)	

S-
(Series identifier(s) and names(s), if applicable; add more
lines as needed)

C-
(Class (contract) identifier(s) and names(s), if applicable; add more
lines as needed)

Fiscal Year Ended March 31, 2018
Report period (if applicable)

Name of Person Filing the Document
(if other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper
(check only one):

_____Rule 201 (Temporary Hardship Exemption)

_____Rule 202 (Continuing Hardship Exemption)

___X___Rule 311 (Permitted Paper Exhibit)

tk-664474

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 28, 2018.

Japan International Cooperation Agency

By:_____

Mutsuya Mori
Director General, Treasury, Finance and Accounting Department

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____ , 20__, that the information set forth in this statement is true and complete.

By:_____
(Name)

_____
(Title)

tk-664474

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to Japan International Cooperation Agency for the fiscal year ending March 31, 2019 (Exhibit 4 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2018, filed on September 28, 2018)

Exhibit 1

平 成 30 年 度 政 府 関 係 機 関 予 算

予 算 総 則

（収入支出予算）

第 1 条　次に掲げる各政府関係機関の平成 30 年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。


沖 縄 振 興 開 発 金 融 公 庫

株 式 会 社 日 本 政 策 金 融 公 庫

株 式 会 社 国 際 協 力 銀 行

独立行政法人国際協力機構有償資金協力部門


2　前項に規定する独立行政法人国際協力機構有償資金協力部門とは、「独立行政法人国際協力機構法」第 13 条第 1 項第 2 号に規定する業務並びに同項第 8 号及び第 9 号並びに同条第 3 項に規定する業務のうち有償資金協力に係るものに関する部門をいう。

（借入金等の限度額）

第 2 条　次の表の左欄に掲げる公庫の「沖縄振興開発金融公庫の予算及び決算に関する法律」第 5 条第 2 項第 1 号及び第 2 号の規定による借入金又は債券の限度額、株式会社の「株式会社日本政策金融公庫法」第 31 条第 2 項第 1 号及び第 2 号の規定による借入金又は社債の限度額並びに株式会社の「エネルギー環境適合製品の開発及び製造を行う事業の促進に関する法律」第 17 条及び「産業競争力強化法」の規定による借入金の限度額は、それぞれ右欄に掲げるとおりとする。

公庫又は株式会社	限　　　　　　　度　　　　　　　額	
沖縄振興開発金融公庫	政 府 か ら の 借 入 金 の 総 額	102,200,000千円
	政 府 以 外 の 者 か ら の 借 入 金 の 総 額	1,200,000
	沖 縄 振 興 開 発 金 融 公 庫 債 券 の 額 面 総 額	30,000,000
	沖 縄 振 興 開 発 金 融 公 庫 住 宅 宅 地 債 券 の 額 面 総 額	735,000
株式会社日本政策金融公庫	国 民 一 般 向 け 業 務 借 入 金 の 総 額	1,880,000,000
	社 債 の 額 面 総 額	245,000,000
	農 林 水 産 業 者 向 け 業 務 借 入 金 の 総 額	483,000,000
	社 債 の 額 面 総 額	50,000,000

公庫又は株式会社	限　　　　度　　　　額	
	中小企業者向け業務借入金の総額	891,000,000千円
	社債の額面総額	210,000,000
	危機対応円滑化業務借入金の総額	267,000,000
	社債の額面総額	200,000,000
	特定事業等促進円滑化業務借入金の総額	70,000,000

2　財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる公庫又は株式会社において事業資金又は借入金、債券及び社債により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金、債券及び社債のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3　第1項に規定する沖縄振興開発金融公庫債券、沖縄振興開発金融公庫住宅宅地債券及び社債の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額（前項の規定により限度額が増額された場合を含む。）に加算した金額を限度額とする。

（保険契約等の限度額）

第3条　株式会社日本政策金融公庫の次の表の左欄に掲げる法律の規定による金額の限度は、平成30年度においてそれぞれ右欄に掲げるとおりとする。

根　　拠　　規　　定	限　　　　度　　　　額	
「株式会社日本政策金融公庫法」第31条	貸付金の総額	24,000,000千円
	「株式会社日本政策金融公庫法」別表第2第2号及び第5号に掲げる業務として行う取引において支払うことを約する金銭の額の総額	
	農林水産業者向け業務	1,850,000
	中小企業者向け業務	40,000,000
	保証金額の総額	66,000,000
	保険価額の総額	14,950,000,000
	補填の額の総額	224,875,000
「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額	86,000,000

（収入支出予算の弾力条項）

第4条　次の表の左欄に掲げる各政府関係機関において、中欄に掲げる事由により収入金額が予算額に比して増加（第1号にあっては同号に掲げる増額）するときは、財務大臣の承認を受けて、その増加する金額を限度として（第1号にあっては予算額を超えて）それぞれの右欄に掲げる経費を増額することができる。

	政 府 関 係 機 関	要　　　　　　件	経　　　　　　費
1	沖縄振興開発金融公庫又は株式会社日本政策金融公庫（信用保険等業務を除く。）	第2条第2項及び第3項の規定による借入金の借入れ及び債券又は社債の発行の増額	借入金及び債券又は社債の利子その他の事業量の増加に伴い直接必要な経費
2	株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2　株式会社日本政策金融公庫信用保険等業務において、「中小企業信用保険法」、「株式会社日本政策金融公庫法」及び「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金の支出が増加し、保険金の予算に不足を生ずるときは、信用保険等業務に整理された勘定に属する資本金及び準備金の額の合計額に相当する金額を限度として財務大臣が定める金額を増額することができる。

（流用の制限）

第5条　株式会社日本政策金融公庫、株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「株式会社日本政策金融公庫法」第38条第1項、「株式会社国際協力銀行法」第24条第1項又は「独立行政法人国際協力機構法」第26条第1項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（1）　役職員に対して支給する給与に要する経費

（2）　交際費に要する経費

（俸給予算等の制限）

第6条　第1条に掲げる政府関係機関（独立行政法人国際協力機構有償資金協力部門を除く。）は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

2　独立行政法人国際協力機構有償資金協力部門は、支出予算の範囲内であっても、役職員の給与をこの予算において予定した給与の基準を超えてみだりに支給してはならない。

（補　則）

第7条　第1条に掲げる政府関係機関が平成30年度において発行する債券若しくは社債又は借り入れる借入金で外貨をもって支払わなければならないものがあるときは、その額面総額又は元本金額は、外貨による額面総額又は元本金額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成28年11月1日から平成29年10月31日までの間における実勢相場を平均した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について1円未満となる通貨にあっては、1,000通貨単位）についての値をとり、円単位未満を四捨五入する。）をいう。）により換算した金額とする。

2　前項の規定は、株式会社日本政策金融公庫が平成30年度において行う外貨をもって支払わなければならない債務の保証があるときの保証金額の総額を換算する場合に準用する。

平成30年度　6010　独立行政法人国際協力機構有償資金協力部門

甲号　収入支出予定計算書

区　　　分	平成30年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	
1　収　　　入	157,954,499	156,008,450	1,946,049	
2　支　　　出	113,767,544	125,383,041	△　11,615,497	

〔収入支出予定額内訳〕

収　　　入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款　・　項　・　目	平成30年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00　事　業　益　金				
0101-00　事　業　益　金	155,072,713	152,576,502	2,496,211	
0101-01　貸　付　金　利　息	141,349,371	147,665,943	△　6,316,572	貸付金残高を基礎として利息の収入見込額を算出
0101-02　配　当　金　収　入	13,723,342	4,910,559	8,812,783	株式配当金の収入見込額を計上
0200-00　雑　　収　　入	2,881,786	3,431,948	△　550,162	
0202-00　運　用　収　入				
0202-01　運　用　収　入	11,304	549	10,755	預金利息等の収入見込額を計上
0203-00　雑　　収　　入	2,870,482	3,431,399	△　560,917	

款・項・目	平成30年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0203-02 労働保険料被保険者負担金	13,538	12,522	1,016	労働保険料の被保険者負担金の収入見込額を計上
0203-01 雑収入	2,856,944	3,418,877	△ 561,933	貸付手数料等の収入見込額を計上

支出

事項別内訳

項	事項	平成30年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説明
01 事業損金	事務運営に必要な経費	22,412,712	21,568,580	844,132	事務運営に必要な人件費及び事務費
	税金	101,196	102,010	△ 814	国税及び地方税の支払
	業務委託費	45,878,141	46,376,611	△ 498,470	業務の一部を委託する民間団体等に支払う調査委託費等
	支払利息及び債券発行諸費	45,234,895	57,195,240	△ 11,960,345	1 財政融資資金からの借入れ等に伴う支払利息 2 国際協力機構債券の利息及びその発行諸費
09 予備費	予備費	140,600	140,600	0	予見し難い予算の不足に充てるための予備費

収入支出予定額科目別表

科目	平成30年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科目	平成30年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収入				0101-01 貸付金利息	141,349,371	147,665,943	△ 6,316,572
0100-00 事業益金				0101-02 配当金収入	13,723,342	4,910,559	8,812,783
0101-00 事業益金	155,072,713	152,576,502	2,496,211	0200-00 雑収入	2,881,786	3,431,948	△ 550,162

科目	平成30年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科目	平成30年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
0202-00 運用収入				1-05 休職者給与	84,393	79,963	4,430
0202-01 運用収入	11,304	549	10,755	1-06 退職手当	286,006	221,561	64,445
0203-00 雑収入	2,870,482	3,431,399	△ 560,917	5-07 諸支出金	733,240	690,438	42,802
0203-02 労働保険料被保険者負担金	13,538	12,522	1,016	2-08 旅費	1,463,215	1,367,960	95,255
0203-01 雑収入	2,856,944	3,418,877	△ 561,933	3-09 業務諸費	15,938,287	15,551,200	387,087
収入合計	157,954,499	156,008,450	1,946,049	9-10 交際費	720	720	0
支出				3-11 税金	101,196	102,010	△ 814
01 事業損金	113,626,944	125,242,441	△ 11,615,497	5-12 業務委託費	45,878,141	46,376,611	△ 498,470
1-01 役員給	48,310	45,846	2,464	9-13 支払利息	44,347,623	56,353,148	△ 12,005,525
1-02 職員基本給	1,989,923	1,880,546	109,377	3-14 債券発行諸費	887,272	842,092	45,180
1-03 職員諸手当	1,709,650	1,580,155	129,495	09 予備費 (9…)	140,600	140,600	0
1-04 超過勤務手当	158,968	150,191	8,777	支出合計	113,767,544	125,383,041	△ 11,615,497

独立行政法人国際協力機構有償資金協力部門

平成 30 年度役職員予算定員及び俸給額表

区　　　　分	予 算 定 員(人)	俸 給 額(千円)	
役　　　　員	13	48,310	
理　　事　　長	1		
副　理　事　長	1		
理　　　　事	8		
監　　　　事	3		
職　　　　員	内　10(6箇月) 1,865	1,972,136	
合　　　　計	内　10(6箇月) 1,878	2,020,446	予算定員欄の人数は、独立行政法人国際協力機構全体の人数を計上し、俸給額欄の金額は、他の業務と按分して計上している。

独立行政法人国際協力機構有償資金協力部門

平　成　30　年　度　事　業　計　画

1. 独立行政法人国際協力機構の平成30年度における有償資金協力業務は、開発途上地域において行われる開発事業等のために必要な資金の貸付等であり、貸付(出資を含む。)の金額は1,363,000,000千円を予定している(出資は35,600,000千円を予定している。)。
2. 上記の原資としては、一般会計からの出資金46,010,000千円、財政融資資金からの借入金552,400,000千円、国際協力機構債券の発行による収入146,000,000千円、貸付回収金等618,590,000千円、計1,363,000,000千円を予定している。

平　成　30　年　度　資　金　計　画

支出		収入	
区分	金額(千円)	区分	金額(千円)
貸付金	1,327,400,000	前期末現金預け金	204,569,058
出資金	35,600,000	一般会計出資金	46,010,000
財政融資資金借入金償還	150,179,140	財政融資資金借入金	552,400,000
債券償還金	20,000,000	国際協力機構債券	146,000,000
固定資産取得費	1,611,120	貸付回収金	712,968,369
事業損金	113,626,944	事業益金	155,072,713
その他支出	1,303,808	雑収入	2,881,786
予備費	140,600	その他収入	2,988,010
期末現金預け金	173,028,324		
合計	1,822,889,936	合計	1,822,889,936

独立行政法人国際協力機構有償資金協力部門

損　益　計　算　書

科　　　　　目	平 成 28 年 度 決 算 額(円)		平 成 29 年 度 予 定 額(円)		平 成 30 年 度 予 定 額(円)	
経　常　費　用		99,104,807,357		113,475,328,174		139,989,560,611
有 償 資 金 協 力 業 務 関 係 費	99,104,807,357		113,475,328,174		139,989,560,611	
（債　　券　　利　　息）	(6,116,009,487)		(9,486,432,313)		(14,812,130,235)	
（借　　入　　金　　利　　息）	(18,632,507,425)		(17,666,659,389)		(21,131,778,611)	
（金 利 ス ワ ッ プ 支 払 利 息）	(8,270,000,628)		(4,064,767,679)		(11,134,097,117)	
（そ　の　他　支　払　利　息）	(417,817)		(0)		(0)	
（業　　務　　委　　託　　費）	(24,432,167,675)		(46,376,611,000)		(45,878,141,000)	
（債　　券　　発　　行　　費）	(591,328,417)		(842,092,000)		(887,272,000)	
（外　国　為　替　差　損）	(一)		(127,548)		(0)	
（人　　　　件　　　　費）	(3,812,418,036)		(4,016,060,376)		(4,346,498,782)	
（賞　与　引　当　金　繰　入）	(284,404,876)		(250,295,470)		(263,566,352)	
（退　職　給　付　費　用）	(514,441,745)		(320,200,416)		(337,504,770)	
（物　　　　件　　　　費）	(12,605,057,490)		(16,919,880,000)		(17,402,222,000)	
20(減　　価　　償　　却　　費）	(186,574,310)		(510,071,311)		(1,280,306,260)	
（租　　　　　　　　　　税）	(80,633,707)		(102,010,000)		(101,196,000)	
（投 資 有 価 証 券 評 価 等 損）	(548,496,821)		(0)		(0)	
（関 係 会 社 株 式 評 価 等 損）	(126,468,265)		(0)		(0)	
（金　銭　の　信　託　運　用　損）	(837,524,554)		(0)		(0)	
（貸　倒　引　当　金　繰　入）	(21,961,138,899)		(12,779,520,672)		(22,274,247,484)	
（そ　の　他　業　務　費　用）	(104,866,631)		(0)		(0)	
（そ　の　他　経　常　費　用）	(352,574)		(0)		(0)	

科目	平成28年度決算額(円)		平成29年度予定額(円)		平成30年度予定額(円)	
(予備費)	(0)		(140,600,000)		(140,600,000)	
経常収益		173,483,101,498		161,861,304,452		155,613,327,745
有償資金協力業務収入	172,676,253,327		161,329,707,216		155,571,992,745	
(貸付金利息)	(152,760,592,741)		(144,376,582,840)		(138,127,155,465)	
(国債等債券利息)	(4,053)		(53,672)		(60,000)	
(受取配当金)	(13,645,224,178)		(14,159,181,000)		(13,723,342,000)	
(貸付手数料)	(2,920,154,750)		(2,793,889,704)		(2,721,435,280)	
(外国為替差益)	(750,242,268)		(—)		(0)	
(偶発損失引当金戻入)	(2,600,035,337)		(0)		(0)	
財務収益	18,147,240		165,761,236		11,244,000	
雑益	768,768,354		355,979,000		30,091,000	
償却債権取立益	19,932,577		9,857,000		0	
経常利益		74,378,294,141		48,385,978,278		15,623,767,134
臨時損失		21,327,339		57,159,576		3,203,224
固定資産除却損	5,497,831		57,159,576		3,203,224	
固定資産売却損	518,192		0		0	
減損損失	15,311,316		0		0	
臨時利益		6,392,090		3,594,000		0
固定資産売却益	6,392,090		3,594,000		0	
当期純利益		74,363,358,892		48,332,410,702		15,620,563,910
当期総利益		74,363,358,892		48,332,410,702		15,620,563,910

独立行政法人国際協力機構有償資金協力部門

貸借対照表

資産の部				負債及び純資産の部			
科目	平成28年度末決算額(円)	平成29年度末予定額(円)	平成30年度末予定額(円)	科目	平成28年度末決算額(円)	平成29年度末予定額(円)	平成30年度末予定額(円)
流動資産	11,778,767,148,376	12,234,821,100,955	12,793,072,389,301	流動負債	232,426,161,091	212,512,518,118	247,143,543,504
現金及び預金	208,992,616,064	204,569,058,151	173,028,324,402	1年以内償還予定債券	0	20,000,000,000	67,305,000,000
有価証券	2,000,000,000	0	0	1年以内償還予定財政融資資金借入金	188,059,967,000	150,179,140,000	138,031,638,000
貸付金	11,661,979,711,338	12,140,957,908,338	12,755,389,539,338	未払金	5,762,648,946	5,762,648,946	5,762,648,946
貸倒引当金	△ 165,531,067,974	△ 178,411,352,465	△ 200,685,599,949	未払費用	6,127,855,016	7,535,103,918	8,456,069,964
未収収益	32,645,267,605	29,232,124,353	26,887,854,818	金融派生商品	17,597,957,963	14,318,389,604	12,920,343,912
金融派生商品	0	37,147,800	16,055,914	リース債務	25,768,610	137,201,466	131,173,896
差入保証金	17,706,000,000	17,706,000,000	17,706,000,000	預り金	1,161,305,036	1,161,305,036	1,161,305,036
その他の流動資産	20,974,621,343	20,730,214,778	20,730,214,778	前受収益	5,299,704	39,699,180	23,062,900
固定資産	85,380,306,426	116,713,890,438	152,606,802,237	引当金	13,433,139,374	13,379,029,968	13,352,300,850
有形固定資産	8,607,368,895	9,368,370,201	9,733,679,222	賞与引当金	284,404,876	250,295,470	263,566,352
※建物	1,601,389,702	1,679,212,099	2,404,007,607	偶発損失引当金	13,148,734,498	13,128,734,498	13,088,734,498
土地	6,612,073,027	6,612,073,027	6,612,073,027	仮受金	252,219,442	0	0
※建設仮勘定	22,521,084	290,082,000	0	固定負債	2,149,374,551,742	2,566,336,580,949	3,061,131,408,875
※その他の有形固定資産	371,385,082	787,003,075	717,598,588	債券	590,595,600,000	716,595,600,000	795,290,600,000
無形固定資産	647,491,479	4,388,163,712	4,351,267,490	債券発行差額	△ 334,612,737	△ 236,024,937	△ 137,437,137
商標権	452,906	376,543	300,180	財政融資資金借入金	1,552,258,964,000	1,841,433,996,000	2,255,802,358,000
※ソフトウェア	115,519,055	4,222,659,169	4,163,850,310	長期リース債務	7,339,303	249,897,042	118,723,146
ソフトウェア仮勘定	531,519,518	165,128,000	187,117,000	長期預り金	2,484,168,000	3,945,532,000	5,772,237,000
投資その他の資産	76,125,446,052	102,957,356,525	138,521,855,525	退職給付引当金	4,292,719,026	4,277,206,694	4,214,553,716

資産の部				負債及び純資産の部			
科目	平成28年度末決算額(円)	平成29年度末予定額(円)	平成30年度末予定額(円)	科目	平成28年度末決算額(円)	平成29年度末予定額(円)	平成30年度末予定額(円)
投資有価証券	2,645,877,928	6,554,577,745	12,114,577,745	資産除去債務	70,374,150	70,374,150	70,374,150
関係会社株式	43,634,338,940	45,159,338,940	45,159,338,940	(負債合計)	2,381,800,712,833	2,778,849,099,067	3,308,274,952,379
金銭の信託	15,511,130,579	38,837,130,579	66,837,130,579	資本金			
破産債権、再生債権、更生債権その他これらに準ずる債権	87,062,884,239	87,062,884,239	87,062,884,239	政府出資金	7,992,227,840,510	8,037,407,840,510	8,083,417,840,510
貸倒引当金	△ 73,483,682,562	△ 73,382,918,743	△ 73,382,918,743	利益剰余金	1,546,921,423,987	1,595,253,834,689	1,610,874,398,599
長期前払費用	53,955,665	53,955,665	53,955,665	準備金	1,472,558,065,095	1,546,921,423,987	1,595,253,834,689
差入保証金	700,941,263	672,388,100	676,887,100	当期未処分利益	74,363,358,892	48,332,410,702	15,620,563,910
				(うち当期総利益)	(74,363,358,892)	(48,332,410,702)	(15,620,563,910)
				評価・換算差額等	△ 56,802,522,528	△ 59,975,782,873	△ 56,887,999,950
				その他有価証券評価差額金	△ 40,138,542	△ 260,438,725	△ 260,438,725
				繰延ヘッジ損益	△ 56,762,383,986	△ 59,715,344,148	△ 56,627,561,225
				(純資産合計)	9,482,346,741,969	9,572,685,892,326	9,637,404,239,159
資産合計	11,864,147,454,802	12,351,534,991,393	12,945,679,191,538	負債・純資産合計	11,864,147,454,802	12,351,534,991,393	12,945,679,191,538

(注) 1　有形固定資産の減価償却累計額は、次のとおりである。

平成28年度末決算額(円)	平成29年度末予定額(円)	平成30年度末予定額(円)
1,523,560,043	1,085,361,547	1,374,453,431

2　有形固定資産の減損損失累計額は、次のとおりである。

平成28年度末決算額(円)	平成29年度末予定額(円)	平成30年度末予定額(円)
6,885,317,093	6,695,188,566	6,695,188,566

平成 28 年度独立行政法人国際協力機構有償資金協力部門

財　産　目　録 （平成 29 年 3 月 31 日現在）

摘	要	金　額(円)	摘	要	金　額(円)
流動資産		11,778,767,148,376	機械装置	34点	27,085,384
現金及び預金	普通預金・当座預金　三菱東京ＵＦＪ銀行	208,992,616,064	車両運搬具	361点	202,223,744
有価証券	譲渡性預金　りそな銀行	2,000,000,000	工具器具備品	470点	125,651,992
貸付金	1,844口	11,661,979,711,338	土地	5箇所（8,353.59 ㎡）	6,612,073,027
貸倒引当金		△ 165,531,067,974	建設仮勘定		22,521,084
前渡金		19,942,883,275	無形固定資産		647,491,479
前払費用		118,182,761	商標権	3口	452,906
未収収益		32,645,267,605	ソフトウェア	10口	115,519,055
未収貸付金利息	当年度末における未収貸付金利息	31,939,716,128	ソフトウェア仮勘定		531,519,518
未収コミットメントチャージ	当年度末における未収コミットメントチャージ	705,371,585	投資その他の資産		76,125,446,052
未収受取利息	当年度末における未収受取利息	179,892	投資有価証券	4口	2,645,877,928
未収入金		908,050,122	関係会社株式	9口	43,834,338,940
仮払金		4,657,033	金銭の信託	1口	15,511,130,379
立替金		848,152	破産債権、再生債権、更生債権その他これらに準ずる債権	13口	87,062,884,239
差入保証金	11点	17,706,000,000	貸倒引当金		△ 73,483,682,562
固定資産		85,380,306,426	長期前払費用		53,955,665
有形固定資産		8,607,368,895	差入保証金	248点	700,941,263
建物	7棟（延 10,774.24 ㎡）	1,601,389,702	合計		11,864,147,454,802
構築物	18点	16,423,962			